Exhibit 99.1

Psyence Biomedical Ltd. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

New York, July 3, 2024 – Psyence Biomedical Ltd. (the “Company”) (Nasdaq: PBM) announced that it received a notification letter dated June 27, 2024, from the Listings Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price per share of the Company’s common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”).

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), Nasdaq provided the Company with 180 calendar days, or until December 24, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule. If at any time during the Compliance Period, the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the Minimum Bid Price Rule and the matter will be closed.

In the event the Company does not regain compliance with the Minimum Bid Price Rule by December 24, 2024, the Company may be eligible for additional time. To qualify, the Company must submit, no later than December 24, 2024, an on-line transfer application and pay the non-refundable $5,000 application fee. The Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. As part of its review process, the Staff will make a determination of whether the Staff believes the Company will be able to cure this deficiency. If the Staff concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit a transfer application or make the required representation, Nasdaq will provide notice that the Company’s securities will be subject to delisting. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to December 24, 2024, or the expiration of the second compliance period if granted.

The Nasdaq notification letter does not result in the immediate delisting of the Company’s common shares, and the common shares will continue to trade uninterrupted under the symbol “PBM.” The Company will continuously monitor the closing bid price of its common shares between now and December 24, 2024, and intends to consider its available options to resolve the Company’s noncompliance with the Minimum Bid Price Rule. However, there can be no assurance that the Company will be able to regain compliance or maintain compliance with other Nasdaq listing standards.

About Psyence Biomed:

Psyence Biomedical Ltd. (Nasdaq: PBM) is the world’s first life science biotechnology company focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicine to be listed on Nasdaq. The name “Psyence” combines the words “psychedelics” and “science” to affirm Psyence Biomed’s commitment to an evidence-based approach to innovation as it works to develop safe and effective, nature-derived psychedelic therapeutics to treat a broad range of mental health disorders. The Company is initially focused on mental health disorders in the context of Palliative Care.

Learn more at www.psyencebiomed.com and on LinkedIn.

Forward-Looking Statements

The press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, the Company’s ability to regain compliance with the Minimum Bid Price Rule, its intentions to actively monitor its minimum bid price and its plans to evaluate available options to regain compliance with the Minimum Bid Price Rule. These statements are based on various assumptions and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties. A more complete discussion of the risks and uncertainties facing the Company is contained in the “Risk Factors” section of the prospectus forming a part of the Registration Statement on Form F-1 of the Company (File No. 333-276973) filed by the Company and other documents of the Company filed, or to be filed, with the Securities and Exchange Commission. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company presently does not know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date hereof. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact Information

Email: ir@psyencebiomed.com

Media Inquiries: media@psyencebiomed.com

General Information: info@psyencebiomed.com

Phone: +1 416-477-1708

Investor Contact:

Jeremy Feffer

Managing Director

LifeSci Advisors

jfeffer@lifesciadvisors.com